Exhibit 99.1

Caledonia Mining Corporation Plc
Accident at the Blanket Mine

St Helier, 15 May 2017, Caledonia Mining Corporation Plc regrets to announce a fatality at the Blanket Mine in Zimbabwe in a mining-related accident on 12 May 2017.
Blanket management has suspended mining activities in the specific mining area, being the Eroica ore body, which contributed 10 per cent of production in the first quarter of 2017, pending a full risk assessment and in-loco investigation.
Management has notified the Minister of Mines and Mining Development and the Inspector of Mines and will provide all the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiry into this incident.
Until such a time as the outcome of this enquiry has been reached, no further details can be released.
The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Steve Curtis, Chief Executive Officer, said:
"This is a serious setback in our efforts to continuously improve safety at Blanket Mine. The previous fatality was in April 2015. Our heartfelt condolences go out to the family, colleagues and friends of the deceased".

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 or +27 11 447 2499 Tel: +44 759 078 1139